April 17, 2012

Cicely L. LaMothe
Senior Assistant Chief Accountant Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549-3561

Re:	Diversified Restaurant Holdings, Inc.

Form 10-Q for the quarterly period ended September 25, 2011
Filed November 9, 2011
File No. 0-53577

Dear Ms. LaMothe:

On behalf of Diversified Restaurant Holdings, Inc. (the "Company" or "DRH"), I write to respond to the comments contained in your letter to the Company, dated April 5, 2012, related to the above-referenced report.  For your ease of reference, your comment, followed by the Company's response, is set forth below.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 25, 2011

Note 2.  Staff Accounting Bulletin No. 108, page 7

Commission Comment:

You disclose that, in the three months ended March 27, 2011, you identified two errors in your 2010 accounting.  Your disclosure also details the adjustments made to your 2010 financial statements to correct the errors.  In light of the materiality of these corrections, it is unclear why you reflected the revisions to prior periods prospectively in your 2011 Forms 10-Q and did not label the corrected financial statements as “restated.”  Please properly restate your financial statements by amending your 2010 Form 10-K and file an Item 4.02 Form 8-K to notify investors of the non-reliance on previously issued financial statements, or advise.

Company Response:

When we identified the two errors in our 2010 accounting during the first quarter of 2011, we evaluated those errors considering the guidance in Staff Accounting Bulletin ("SAB") No. 99 ("SAB 99").  As disclosed in our Form 10-Q for the first quarter of 2011, we concluded the errors were not material to our 2010 financial statements; however, the corrections would have been material to our first quarter of 2011.  Accordingly we used a SAB No. 108 ("SAB 108") approach to correct our 2010 financial statements presented in our Form 10-Q for the first quarter of 2011 and in each subsequent quarterly filing in 2011.  In our 2011 quarterly filings, we mistakenly did not label the corrected 2010 financial statements as “Restated.”  This omission was remediated in our Form 10-K filing for 2011 which labeled all of our corrected 2010 financial statements as “Restated.”

Senior Assistant Chief Accountant
April 17, 2012

Our further response below details our SAB 99 analysis, which supports our conclusion that these errors were not material to our 2010 financial statements, the judgment of a reasonable person would not have been changed or influenced had we restated the 2010 financial statements, and did not justify amending our 2010 Form 10-K and filing an Item 4.02 Form 8-K to notify investors of the non-reliance on previously issued financial statements.

In accordance with SAB 99, we analyzed the quantitative and qualitative factors in relation to these errors.  From a quantitative viewpoint, the effect of the errors on the December 26, 2010 balance sheet is as follows:

	Balances at December 26, 2010
	Previously Reported	Adjustments	As Restated
Cash and cash equivalents	$1,305,031	$53,350	$1,358,381

Property and equipment, net - restricted assets of VIE	-	1,487,993	1,487,993
Other long-term assets	63,539	16,560	80,099

Current portion of long-term debt	1,858,262	89,414	1,947,676
Deferred rent (long-term)	1,722,531	(99,588)	1,622,943
Long-term debt, less current portion	14,706,756	1,229,437	15,936,193

Retained earnings (accumulated deficit)	(2,728,836)	(367,181)	(3,096,017)
Accumulated other comprehensive income (loss)	(367,181)	367,181	-
Noncontrolling interest in VIE	-	338,640	338,640

Further, the impact of the errors on the consolidated statement of operations for the year ended December 26, 2010 is as follows:

	December 26, 2010
	Previously Reported	Adjustments	As Restated
General and administrative	$10,738,464	$2,078	$10,740,542
Occupancy	2,957,902	(81,840)	2,876,062
Depreciation and amortization	2,679,133	10,451	2,689,584
Change in fair value of derivative instruments	-	(367,181)	(367,181)
Interest expense	(1,202,299)	(120,203)	(1,322,502)
Income (loss) before income taxes	409,209	(418,073)	(8,864)
Net income (loss)	535,035	(418,073)	116,962
Net( income) loss attributable to noncontrolling interest	-	50,892	50,892
Net income (loss) attributable to DRH	-	167,854	167,854
Basic earnings (loss) per share	0.03	(0.02)	0.01
Fully diluted earnings (loss) per share	0.02	(0.01)	0.01

Senior Assistant Chief Accountant
April 17, 2012

In evaluating quantitative materiality, we determined as follows:

•	The errors were not significant in percentage terms to any affected balances except for pre-tax income and net income.

•
We believe the break-even concept in determining materiality applies to our current situation and causes us to place significantly less reliance on the error amounts as a percentage of pre-tax income.  While we acknowledge that the errors were significant as a percentage to pre-tax income and net income, our pre-tax income in 2010 was less than 1% of revenues and our net income was just over 1% of revenues.  Because these amounts were so small compared to our 2010 revenues of $45 million, we considered our pre-tax income and net income amounts for 2010 to be near break-even.  Accordingly, we did not place significant weight on the fact that the aggregate errors were large compared to pre-tax income and net income.  We believe a reasonable investor would place greater emphasis on the overall volume of our business and operating results when assessing materiality.

•
At the December 12, 2006 “National Conference on Current SEC and PCAOB Developments”, Todd E. Hardiman, Associate Chief Accountant, Division of Corporate Finance, emphasized the break-even concept as an important tool in determining materiality.

•
The swap adjustment of $367 thousand was a non-cash adjustment that did not impact operating income.  Further, the swap transaction was recorded in our 2010 balance sheet and separately disclosed so that investors were aware of the amount and potential variability of this fair value measure.

•
The variable interest entity ("VIE") impact on operating results of $69 thousand is less than 5% of operating income in 2010.  The overall impact of the VIE adjustment of $51 thousand was not significant to our overall 2010 results and had no impact on net income attributed to DRH.

Based upon the foregoing, we concluded, and continue to believe, that the errors were not quantitatively material to our 2010 financial statements.

We also considered the guidance provided by SAB 99 and evaluated qualitative factors with regard to our materiality determination.  These additional considerations are discussed below:

Qualitative Factor #1 – Does the misstatement mask a change in earnings or other trends?

No.  As the table below indicates, we have had large pre-tax income (loss) and net income (loss) fluctuations over the last few years. If we were to adjust the 2010 pre-tax income (loss) and the 2010 net income (loss) amounts to factor in the adjustments, our earnings trend would not be significantly impacted.

Senior Assistant Chief Accountant
April 17, 2012

	Restated 12/26/2010	12/26/10	12/27/09	12/31/08*
Assets	22,354,392	20,796,489	15,176,748	9,573,269
YOY change	47.3%	37.0%	58.5%	-
Liabilities	22,478,577	21,259,314	12,394,950	8,344,394
YOY change	81.4%	71.5%	48.5%	-
Revenues	45,248,018	45,248,018	41,754,515	11,586,564
YOY change	8.4%	8.4%	260.4%	-
Operating income (loss)	1,606,363 **	1,583,191	2,063,488	(289,099)
YOY change	-22.2%	-23.3%	813.8%	-
Pre-tax income (loss)	(8,864)	409,209	1,544,289	(843,762)
YOY change	-100.6%	-73.5%	283.0%	-
Net income (loss)	116,962	535,035	1,194,238	(322,985)
YOY change	-90.2%	-55.2%	469.8%	-

* 2008 amounts do not include operating activity of the nine commonly controlled restaurant locations that were acquired by the Company on February 1, 2010, as the Company has not reported financial statements for 2008 that include the restaurants.

** Certain income statement reclassifications were made in order to conform 2010 presentation to 2011 presentation.  As a result, the change from December 26, 2010 operating income to restated December 26, 2010 operating income includes not only the impact of consolidating Ansley Group, LLC, but also includes other minor income statement reclassifications.

Qualitative Factor #2 – Does the misstatement change net income into a loss or vice-versa?

No.  If we adjust the net income (loss) amount for the adjustments, we would have still generated positive income in 2010.

Qualitative Factor #3 – Does the misstatement affect our compliance with regulatory requirements?

No.  These adjustments would not have affected our compliance with regulatory requirements.

Qualitative Factor #4 – Does the misstatement affect our compliance with loan covenants or other contractual requirements?

No.  These adjustments would not have affected our compliance with any of our loan covenants or other contractual covenants.

Senior Assistant Chief Accountant
April 17, 2012

Qualitative Factor #5 – Does the misstatement have an effect on increasing management compensation?

No.  These adjustments would not have affected management compensation, as the internal measurement metric for management compensation is based on restaurant-level operating income (loss) metrics as opposed to consolidated net income (loss) metrics.  The VIE adjustment impacts operating income (loss) at the parent level but not at the restaurant level, which is where our direct measurable for management compensation lies.

Qualitative Factor #6 – Would the misstatement have a significant impact on our required disclosures?

No.  The 2010 financial statement disclosures included a footnote that described our guarantee of the debt of Ansley Group, LLC and the amount of such debt.  Even though this debt should have been included on the balance sheet to reflect the ownership of the building (as opposed to leasing), the guarantee risk and the amount of this debt were fully disclosed in this footnote.  Further, the swap arrangement and fair value were fully disclosed in our 2010 financial statements.

Qualitative Factor #7 – Were the misstatements intentional?

No.  The misstatements were not intentional.

Qualitative Factor #8 – Would the misstatement have a significant impact on our stock price and investor valuation?

No.  Our stock is quoted on the OTC Bulletin Board and experiences low trading volumes.  Based upon a review of our historical stock price performance following our 2011 quarterly and annual filings, our public disclosure of the 2010 adjustments did not significantly impact our stock prices and resulting investor valuations. The following examples help illustrate this point:

•
On May 16, 2011, we filed our Form 10-Q report for the quarterly period ended March 27, 2011.  This quarterly report introduced the two 2010 errors in question with respect to VIE accounting and the disqualification of cash flow hedge accounting for our swap.  The errors were explained in a SAB 108 analysis, which took SAB 99 materiality into consideration.  Our stock price remained stable for many weeks following the filing of this report.

•
On August 10, 2011, we filed our Form 10-Q report for the quarterly period ended June 26, 2011.  This quarterly report repeated the SAB 108 analysis.  Our stock price remained stable for many weeks following the filing of this report.

•
On November 9, 2011, we filed our Form 10-Q report for the quarterly period ended September 25, 2011.  This quarterly report repeated the SAB 108 analysis.  Our stock price remained stable for a few days following the filing of this report, and then increased a week after the filing of this report.

•
On April 10, 2012, we filed our Form 10-K report for the fiscal year ended December 25, 2011.  This annual report repeated the SAB 108 analysis.  Two days later, our stock price decreased $0.25 with a 200-share trade and the following day increased $0.05 with a 300-share trade.

Senior Assistant Chief Accountant
April 17, 2012

As discussed above, the adjustments relating to the two errors noted in your comment, do not, in our view, have a significant impact on our earnings trends, stock prices, or any other criteria which would customarily be deemed material to the investing public.  The adjustments consist predominantly of a non-cash charge that has had an insignificant impact on our operations.  We further believe, based upon our near break-even results for 2010, that the errors were not quantitatively material.  We also feel that no other qualitative factors were present to alter our view that the adjustments were immaterial. Consequently, we concluded that the judgment of a reasonable person would not have been changed or influenced had we restated the 2010 financial statements and that a prospective presentation of these adjustments was proper under SAB 108.

We have included the requested acknowledgement as Addendum A.  We trust that this response satisfactorily addresses your comment.  However, should you have any further questions, comments or concerns regarding this response, please contact the undersigned via phone at (248) 223-9160 or email at dgburke@baggerdaves.com.

Very truly yours,

DIVERSIFIED RESTAURANT HOLDINGS, INC.

/s/ David G. Burke

David G. Burke
Principal Financial and Accounting Officer

Enclosure
cc:           Michael T. Raymond, Esq.

Senior Assistant Chief Accountant
April 17, 2012

Addendum A

In connection with the Company’s response to the Staff’s letter of April 5, 2012 containing the Staff’s comments regarding the Form 10-Q for the quarterly period ended September 25, 2011, filed on November 9, 2011, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIVERSIFIED RESTAURANT HOLDINGS, INC.

/s/ David G. Burke

David G. Burke
Principal Financial and Accounting Officer